    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1998

                                                           REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                           FIRST NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

        SOUTH CAROLINA                                          57-0799315

(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                         950 JOHN C. CALHOUN DRIVE, S.E.
                        ORANGEBURG, SOUTH CAROLINA 29115
                               TEL: (803) 531-0527
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------
                                W. LOUIS GRIFFITH
                             CHIEF FINANCIAL OFFICER
                           FIRST NATIONAL CORPORATION
                         950 JOHN C. CALHOUN DRIVE, S.E.
                        ORANGEBURG, SOUTH CAROLINA 29115
                               TEL: (803) 531-0527

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------
                                   COPIES TO:
                              ROBIN L. HINSON, ESQ.
                              DAVID W. DABBS, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                         CHARLOTTE, NORTH CAROLINA 28246
                               TEL: (704) 377-2536

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                Proposed           Proposed
                                                                 Maximum            Maximum
         Title of Each Class of            Amount to be    Offering Price Per      Aggregate           Amount of
       Securities to be Registered          Registered           Share(1)      Offering Price(1)    Registration Fee
---------------------------------------------------------------------------------------------------------------------
Common Stock, $2.50 par value..........   105,000 shares         $23.875           $2,506,875             $740
=====================================================================================================================


(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based upon the average of the high ($24.125) and low ($23.625) sale prices of the Common Stock as reported on the American Stock Exchange on January 26, 1998.

                            ------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1998

                                   PROSPECTUS

                           FIRST NATIONAL CORPORATION

                                 105,000 SHARES
                         COMMON STOCK ($2.50 PAR VALUE)

         First National Corporation, a South Carolina corporation (the "Company" or "FNC"), hereby offers 105,000 shares of its common stock, par value $2.50 per share ("Common Stock"), to be sold by the Company from time to time at market prices prevailing at the time subscription offers are received from prospective investors. See "The Offering." The outstanding shares of Common Stock of the Company are, and the additional shares of Common Stock offered hereby will be, listed on the American Stock Exchange under the symbol "FNC." The reported last sale price of the Common Stock on January 28, 1998 was $25.00 per share.

         This offering will terminate on the earlier of (1) receipt and acceptance by the Company of subscriptions for an aggregate of 105,000 shares;
(2) a decision by FNC to terminate this offering; or (3) 5:00 p.m., Florence, South Carolina time, on September 30, 1998 (subject to the right of the Company, in its sole discretion, to extend this offering until 5:00 p.m., Florence, South Carolina time, on December 31, 1998) (the "Expiration Date"). While FNC intends to use its best efforts to sell 105,000 shares, the offering may be terminated without notice before all such shares are sold. No minimum number of shares or amount of proceeds is required to be raised pursuant to this offering. See "The Offering."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                  Price        Underwriting
                                   to          Discounts and       Proceeds to
                                Public(1)      Commissions(2)     the Company(3)
--------------------------------------------------------------------------------
Per Share................      $    25.00           $0.00           $    25.00

Total....................      $2,625,000           $0.00           $2,625,000
================================================================================

(1) Estimated based on the reported last sale price of Common Stock on January 28, 1998.

(2) These securities will be offered by certain officers and directors of the Company and certain proposed officers and directors of the Proposed Bank (as defined herein). No commissions or other compensation will be paid to any person in connection with the sale of shares of Common Stock offered hereby. See "The Offering."

(3) Before deduction of expenses associated with this offering estimated at $60,000.

                The date of this Prospectus is ___________, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other documents filed electronically with the Commission, including the registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission with respect to the shares of Common Stock offered hereby. The Common Stock of the Company is listed on the American Stock Exchange, and such reports, proxy statements and other information may be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. This Prospectus does not contain all of the information set forth in the Registration Statement (and exhibits thereto) which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. The Registration Statement (and exhibits thereto) may be inspected at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents hereby are incorporated by reference into this
Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Current Report on Form 8-K, dated May 22, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (v) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; and (vi) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as amended, initially filed with the Commission on January 21, 1997 (File No. 001-12669). All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such document. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are incorporated by reference in such documents). Requests should be directed to the attention of W. Louis Griffith, Chief Financial Officer, First National Corporation, 950 John C. Calhoun Drive, S.E., Orangeburg, S.C. 29115, (803) 531-0527.

                                TABLE OF CONTENTS

                                                                              Page

Available Information..........................................................2

Incorporation of Certain Documents by Reference................................2

Summary........................................................................4

Risk Factors...................................................................6

Use of Proceeds................................................................8

Capitalization.................................................................9

Price of Common Stock and Dividends...........................................10

Selected Financial Data.......................................................11

The Offering..................................................................12

The Company...................................................................14

The Proposed Bank.............................................................15

Experts.......................................................................18

Legal Matters.................................................................18



APPENDIX A -         Subscription Agreement



         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                     SUMMARY

         The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this Prospectus and by the information and financial statements incorporated by reference herein.

                                   THE COMPANY

         The Company is a bank holding company that owns all the outstanding capital stock of First National Bank, a national bank headquartered in Orangeburg, South Carolina ("FNB"), and National Bank of York County, a national bank headquartered in Rock Hill, South Carolina ("NBYC"). The Company is in the process of sponsoring the organization of Florence County National Bank (In Organization), a national bank being organized in Florence, South Carolina (the "Proposed Bank"). Upon receipt of necessary regulatory approvals, FNC intends to acquire for approximately $4.5 million all the outstanding capital stock of the Proposed Bank using up to $2.5 million borrowed by FNC pursuant to a line of credit with an unrelated financial institution (the "Line of Credit"). The net proceeds from this offering will be used to fund the expenses of organizing the Proposed Bank, to repay (to the extent possible) amounts outstanding under the Line of Credit and to replenish general corporate funds used to acquire the capital stock of the Proposed Bank. The primary purpose of this offering is to provide residents of Florence County, South Carolina, with the opportunity to invest in the Company to enhance the base of support for the Proposed Bank in the Florence County area. However, this offering will not be limited to residents of Florence County.

         The Proposed Bank is a proposed national bank being organized in Florence, South Carolina. The Company has received preliminary charter approval from the Office of the Comptroller of the Currency (the "OCC"), and the Company has filed an application for the issuance by the Federal Deposit Insurance Corporation (the "FDIC") of deposit insurance. The Proposed Bank will operate as a wholly-owned subsidiary of FNC with its own Board of Directors and operating policies. The organizers (the "Organizers") of the Proposed Bank are Starlee B. Alexander, Dr. James W. Burch, William W. Coleman, Jr., Dr. Willie S. Edwards, Jr., James C. Gregg, Jr., Dr. Francis Gregg Jones, Samuel A. Rodgers and Daniel
P. Thompson, Sr. William W. Coleman, Jr. has agreed to serve as the President and Chief Executive Officer of the Proposed Bank.

                                  THE OFFERING

Shares of Common Stock offered(1)...........          105,000 shares
Offering price per share....................          Closing sale price of the
                                                      Common Stock on any of the
                                                      five business days
                                                      preceding the day on which
                                                      an investor mails or hand
                                                      delivers his Subscription
                                                      Agreement to the Company,
                                                      as the case may be.
Minimum individual purchase(2)..............          100 shares
Maximum individual purchase(2)..............          7,500 shares
Use of proceeds.............................          To fund the expenses of
                                                      organizing the Proposed
                                                      Bank, to repay (to the
                                                      extent possible) amounts
                                                      outstanding under the Line
                                                      of Credit and to replenish
                                                      general corporate funds
                                                      used to acquire the
                                                      capital stock of the
                                                      Proposed Bank.

-------------------

(1) The Company has reserved approximately 24,000 shares of Common Stock offered hereby for sale to directors, officers, employees and certain individuals associated with the Company and the Proposed Bank, including the Organizers.

(2) The Company reserves the right, in its sole discretion, to alter the individual minimum and maximum purchase amounts. See "The Offering."

         Upon receipt and acceptance by the Company of an offer to subscribe for shares of Common Stock offered hereby, the Company will issue a stock certificate to the subscriber for the number of shares as to which the subscription has been accepted. No interest will be paid to subscribers with respect to any subscription proceeds. See "The Offering."

         This offering will terminate on the earlier of (1) receipt and acceptance by the Company of subscriptions for an aggregate of 105,000 shares;
(2) a decision by the Company to terminate this offering; or (3) 5:00 p.m., Florence, South Carolina time, on September 30, 1998 (subject to the right of the Company, in its sole discretion, to extend this offering until 5:00 p.m., Florence, South Carolina time, on December 31, 1998) (the "Expiration Date").


                             SUMMARY FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                         Nine Months Ended
                                            September 30,                Years Ended December 31,
                                            -------------                ------------------------
STATEMENT OF INCOME DATA:               1997            1996          1996         1995         1994
                                        ----            ----          ----         ----         ----
                                            (unaudited)
Total interest income...........      $30,426         $25,136       $34,263      $30,183      $25,146
Total interest expense..........       12,843          10,260        13,986       12,525        9,093
Provision for loan losses.......          873             789         1,319          844          575
Total noninterest income........        4,586           3,867         5,344        4,049        3,533
Total noninterest expense.......       14,112          11,947        16,352       14,321       13,342
Income before income taxes......        7,184           6,007         7,950        6,542        5,669
Net income......................        4,953           4,182         5,528        4,640        4,061
Net income per common
    share(1)....................         0.96            0.86          1.14          .98          .86
Cash dividends per common
    share(1)....................         0.29           0.275           .37          .34          .32


                                     September 30,          December 31,
                                     -------------          ------------
                                         1997                   1996
                                         ----                   ----
BALANCE SHEET DATA:                  (unaudited)
Total investment securities....        $173,412               $160,881
Loans, net of unearned income
and                                     336,556                288,914
    allowance for loan losses..
Total assets...................         559,733                497,632
Total deposits.................         452,808                414,153
Total liabilities..............         506,836                449,286
Shareholders' equity...........          52,897                 48,346

-------------------

(1) Per share data have been retroactively adjusted to give effect to a ten percent common stock dividend paid to shareholders of record on October 28, 1994, a ten percent common stock dividend paid to shareholders of record on October 31, 1995 and a two-for-one stock split paid to shareholders of record on May 30, 1997.

         A summary of the results of operations of the Company during the quarter ended December 31, 1997 is set forth under the caption "The Company -- Recent Developments."

                                  RISK FACTORS


         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. CERTAIN STATEMENTS MADE IN THIS PROSPECTUS, INCLUDING THE STATEMENTS UNDER THE CAPTION "THE PROPOSED BANK," MAY BE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS, SPECIFICALLY THE RISK FACTOR "-- RISK INHERENT IN ESTABLISHMENT OF A NEW BUSINESS," SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

DELAY IN DELIVERY OF COMMON STOCK

         There may be a delay between the time an investor submits his or her subscription offer to the Company and the time the Company issues certificates evidencing shares of Common Stock subscribed for. Prior to the time shares are issued by the Company, an investor may be unable to cancel, terminate or revoke his or her Subscription Agreement or to sell shares of Common Stock acquired pursuant to such Subscription Agreement. See "The Offering."

NO INTEREST ON SUBSCRIPTION PROCEEDS; NO DIVIDENDS PAID ON SUBSCRIBED SHARES PRIOR TO ISSUANCE

         All interest earned on subscription proceeds will be retained by the Company. Although all subscription proceeds will be returned if an offer to subscribe is not accepted by the Company, no interest will be paid to subscribers on such returned subscription proceeds. Further, a subscriber will not be entitled to payment of dividends, if any, declared on the Common Stock with respect to any subscribed shares until after the stock certificate evidencing such shares has been issued. After issuance of subscribed shares, a subscriber will be entitled to receive dividends, when, as and if declared, beginning with the first dividend payment having a record date after the date on which such person became a record holder of the Common Stock.

RISK INHERENT IN ESTABLISHMENT OF A NEW BUSINESS

         The Proposed Bank currently is in the organizational stage and has no operating history. Accordingly, prospective investors have limited information relating to the prospects for success of the Proposed Bank or the effect the Proposed Bank will have on the operations of the Company. As a bank holding company, the Company's profitability depends entirely upon the operations of its subsidiary banks. The operations of the Proposed Bank will be subject to the risks inherent in the establishment of a new business and, specifically, of a new bank. Typically, new banks incur substantial initial expenses and are not profitable for several years after commencing business. Furthermore, there can be no assurance that the Proposed Bank will ever operate profitably.

ABSENCE OF ACTIVE TRADING MARKET

         The Common Stock offered hereby will be freely tradeable by shareholders who are not "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act) immediately upon issuance. However, although the Common Stock is authorized for trading on the American Stock Exchange, there historically has not been an active market for the Common Stock, and there can be no assurance that an active market for Common Stock will develop. Accordingly, persons who desire to sell shares of Common Stock may encounter difficulty selling such shares on short notice and at prevailing market prices. Further, the purchase or sale of large blocks of Common Stock or material developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly.

DELAY IN OBTAINING REGULATORY APPROVALS

         The Company must obtain the prior approval of the OCC, the FDIC, the Board of Governors of the Federal Reserve System (the "FRB") and the South Carolina State Board of Financial Institutions (the "State Board") in connection with the organization of the Proposed Bank and the acquisition by the Company of the outstanding capital stock of the Proposed Bank. Although the Proposed Bank plans to open for business during the second quarter of 1998, no assurance can be given that all requisite governmental approvals will be received by such time or at all. Any significant delay in commencing business will increase the amount of organizational expenses and may reduce the Proposed Bank's and the Company's capital, potential revenues and income.

                                 USE OF PROCEEDS

BY THE COMPANY

         No minimum number of shares of Common Stock offered hereby is required to be sold in this offering, and no minimum amount of proceeds is required to be raised pursuant to this offering. If all 105,000 shares are sold at the last reported sale price of $25.00 on January 28, 1998, the net proceeds to the Company from this offering would be approximately $2,565,000, after deducting estimated offering expenses of $60,000. The Company intends to use up to $180,000 of the net proceeds to fund the estimated expenses of organizing the Proposed Bank. The Company intends to use up to $2.5 million to repay amounts outstanding under the Line of Credit, which will be incurred by the Company in connection with the acquisition of the outstanding capital stock of the Proposed Bank. The Line of Credit bears interest at the lender's prime rate minus 100 basis points, and matures on January 6, 1999. The balance of the net proceeds of this offering, if any, will be used by the Company to replenish general corporate funds used to acquire the outstanding capital stock of the Proposed Bank and for general corporate purposes.

BY THE PROPOSED BANK

         Of the $4.5 million received by the Proposed Bank from the sale of its capital stock to the Company, approximately $350,000 is expected to be used to purchase from FNC (at FNC's cost) land on which the Proposed Bank will be located, approximately $650,000 is expected to be used to build the Proposed Bank's offices, and approximately $300,000 is expected to be used for equipment and furnishings. The balance of the proceeds from the sale of the stock of the Proposed Bank to the Company will be used by the Proposed Bank for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of September 30, 1997 on an actual and as adjusted basis. The as adjusted capitalization gives effect to the sale of all 105,000 shares of Common Stock offered hereby at the last reported sale price on January 28, 1998 of $25.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." If less than 105,000 shares of Common Stock is sold or if such shares are sold at an average price that is less than the last reported sale price on January 28, 1998, the as adjusted total shareholders' equity would be less than the amount set forth below.

                                                                                  September 30, 1997
                                                                        --------------------------------------
                                                                         Actual                    As Adjusted
                                                                         ------                    -----------
                                                                                    (in thousands)
Long term debt...........................................               $     0                      $     0
Shareholders' equity:
   Common stock, par value $2.50 per
    share; 40,000,000 shares authorized;
    5,188,097 shares issued and outstanding,
    actual; 5,293,097 shares issued and
    outstanding, as adjusted.............................                12,970                       13,233
   Additional paid-in capital............................                23,257                       25,559
   Retained earnings.....................................                16,255                       16,255
   Unrealized gain (loss) on securities available-for-
    sale, net............................................                   415                          415
                                                                        -------                      -------
           Total shareholders' equity....................                52,897                       55,462
           Total capitalization..........................               $52,897                      $55,462
                                                                        =======                      =======

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The Company's Common Stock is listed on the American Stock Exchange under the trading symbol "FNC." The following table sets forth the high and low sale prices and the quarterly dividends declared on the Common Stock for the periods shown. Per share information set forth below has been adjusted to give retroactive effect to stock dividends and stock splits effected during the periods shown.

                                                         Price Per Share       Dividends
                                                         ---------------     Declared Per
                                                        High          Low        Share
                                                        ----          ---    ------------
1996:
  First Quarter..................................         *            *         $.090
  Second Quarter.................................         *            *          .090
  Third Quarter..................................         *            *          .095
  Fourth Quarter.................................         *            *          .095

1997:
  First Quarter..................................         *            *          .095
  Second Quarter.................................      $27.94       $21.44        .095
  Third Quarter..................................       27.06        25.00        .100
  Fourth Quarter.................................       26.75        22.00        .110

1998:
     First Quarter (through January 29, 1998)....      $25.38       $22.75        .110

------------------------

* On January 28, 1997, the Common Stock was listed for trading on the American Stock Exchange. Trading on the American Stock Exchange opened at $16.00 per share, and trading prices ranged from $16.00 per share to $21.63 per share from January 28, 1997 to March 31, 1997. The Company believes that, after giving retroactive effect to stock dividends and stock splits, the Common Stock traded at prices ranging from $11.00 to $14.00 per share during the period from January 1, 1996 to January 27, 1997. However, management has knowledge of only a limited number of trades during such period and has no independent means of verifying the price at which any such trades occurred.

         Dividends are paid by the Company from its assets which are provided primarily by dividends paid to the Company by FNB. Certain restrictions exist regarding the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the OCC is required to pay dividends in excess of FNB's and NBYC's respective net profits for the current year plus retained net profits (net profits less dividends paid) for the preceding two years, less any required transfers to surplus. As of September 30, 1997, $7,912,000 of FNB's retained earnings and none of NBYC's retained earnings were available for distribution to FNC as dividends without prior regulatory approval. For the nine months ended September 30, 1997, FNB paid dividends to the Company of approximately $1,483,703.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

         The selected consolidated financial data of the Company for and as of each of the years in the three-year period ended December 31, 1996 are derived from the Company's consolidated financial statements, which have been audited by J.W. Hunt and Company, LLP, independent certified public accountants. The selected consolidated financial data for and as of the nine-months ended September 30, 1997 and September 30, 1996 are derived from the unaudited consolidated financial statements of the Company. Such unaudited financial statement include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year. The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto. See "The Company --Recent Developments."


                                               Nine Months Ended
                                                  September 30,                Years Ended December 31,
                                                  -------------                ------------------------
      STATEMENT OF INCOME DATA:               1997            1996          1996         1995         1994
                                              ----            ----          ----         ----         ----
                                                  (unaudited)
      Total interest income...........      $30,426         $25,136       $34,263      $30,183      $25,146
      Total interest expense..........       12,843          10,260        13,986       12,525        9,093
      Provision for loan losses.......          873             789         1,319          844          575
      Total noninterest income........        4,586           3,867         5,344        4,049        3,533
      Total noninterest expense.......       14,112          11,947        16,352       14,321       13,342
      Income before income taxes......        7,184           6,007         7,950        6,542        5,669
      Net income......................        4,953           4,182         5,528        4,640        4,061
      Net income per common
         share(1).....................         0.96            0.86          1.14          .98          .86
      Cash dividends per
         common share(1)..............         0.29           0.275           .37          .34          .32


                                                     September 30,                   December 31,
                                                     -------------                   ------------
                                                         1997              1996          1995          1994
                                                         ----              ----          ----          ----

      BALANCE SHEET DATA:                            (unaudited)
      Total investment securities................      $173,412          $160,881      $151,496      $133,356
      Loans, net of unearned income
           and allowance for loan losses.........       336,556           288,914       244,180       205,358
      Total assets...............................       559,733           497,632       436,322       374,043
      Total deposits.............................       452,808           414,153       368,315       320,707
      Total liabilities..........................       506,836           449,286       396,545       337,862
      Shareholders' equity......................         52,897            48,346        39,777        36,181

---------------------

(1) Per share data have been retroactively adjusted to give effect to a ten percent common stock dividend paid to shareholders of record on October 28, 1994, a ten percent common stock dividend paid to shareholders of record on October 31, 1995 and a two-for-one stock split paid to shareholders of record on May 30, 1997.

                                  THE OFFERING

GENERAL

         The Company hereby is offering 105,000 shares of Common Stock to be sold by the Company from time to time at market prices prevailing at the time subscription offers for such shares are received from prospective investors. See "-- Subscription Price." The minimum number of shares that may be purchased pursuant to this offering is 100 shares, and the maximum number is 7,500 shares. However, the Company reserves the right, in its sole discretion, to change the individual minimum and maximum purchase amounts. The form of Subscription Agreement to be used to subscribe for shares of Common Stock offered hereby is attached hereto as Appendix A.

SUBSCRIPTION PRICE

         Prospective investors may subscribe for shares of Common Stock offered hereby at a subscription price equal to the closing sale price of the Common Stock, as reported by the American Stock Exchange, on any of the five business days immediately preceding the day on which an investor mails or hand delivers his Subscription Agreement to the Company, as the case may be. For such purposes, a Subscription Agreement will be deemed to have been mailed as of the day on which the envelope containing such agreement is postmarked, and a Subscription Agreement will be deemed to have been hand delivered to the Company as of the day on which an authorized employee of the Company receives such agreement at any of the Company's addresses set forth on the form of Subscription Agreement attached hereto as Appendix A. THE COMPANY MAY REJECT ANY SUBSCRIPTION OFFER FOR ANY REASON.

METHOD OF SUBSCRIPTION

         Shares may be subscribed for by completing, executing and delivering, on or prior to the Expiration Date, the Subscription Agreement, together with full payment of the subscription price. The Subscription Agreement should be delivered to First National Corporation, Attention: W. Louis Griffith, at 1600
W. Palmetto Street, Florence, South Carolina 29501; at 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115; or at Post Office Box 1287, Orangeburg, South Carolina 29116-1287. All subscription payments must be made in United States dollars by check, bank draft or money order drawn to the order of "First National Corporation."

         The Company reserves the right to reject any subscription offer in whole or in part or to cancel acceptance of any subscription offer in whole or in part until the date the shares purchased pursuant to such subscription offer are issued. If all or part of a subscription is not accepted or is canceled by the Company, all funds relating to the unaccepted or canceled portion will be returned to the subscriber without interest thereon. Only C. John Hipp, III, President and Chief Executive Officer of the Company, and W. Louis Griffith, Chief Financial Officer of the Company, have the authority to accept or reject a subscription, or portion thereof, on behalf of the Company.

PLAN OF DISTRIBUTION

         This offering is being made to the public through certain officers and directors of the Company and certain proposed officers and directors of the Proposed Bank. No commission or other compensation will be paid to any person in connection with the sale of shares of Common Stock offered hereby.

EXPIRATION DATE OF THE OFFERING

         This offering will terminate on the earlier of (1) receipt and acceptance by the Company of subscriptions for an aggregate of 105,000 shares;
(2) a decision by FNC to terminate this offering; or (3) 5:00 p.m., Florence, South Carolina time, on September 30, 1998 (subject to the right of the

Company, in its sole discretion, to extend this offering until 5:00 p.m., Florence, South Carolina time, on December 31, 1998) (the "Expiration Date"). While the Company intends to use its best efforts to sell all 105,000 shares, this offering may be terminated by the Company at any time without notice before any or all such shares are sold.

ISSUANCE OF COMMON STOCK

         Upon receipt and acceptance by the Company of an offer to subscribe for shares of Common Stock offered hereby, the Company will issue stock certificates to the subscriber for the number of shares as to which the subscription has been accepted.

                                   THE COMPANY

         The Company is a bank holding company incorporated under the laws of South Carolina in 1985. The Company owns FNB, a national bank chartered in 1934, and NBYC, a national bank that opened for business in 1996. FNB conducts its business from 20 offices in 13 towns in South Carolina, and NBYC operates in two locations in two South Carolina towns. FNB and NBYC serve their respective markets as independent, locally managed commercial banks emphasizing high quality, responsive and personalized service and offering a broad range of retail, consumer and commercial banking services.

         On October 23, 1997, the Organizers of the Proposed Bank submitted applications to the OCC and the FDIC for a national bank charter and the issuance of deposit insurance. Preliminary approval of the charter application was granted by the OCC on December 4, 1997. The Company currently is in the process of applying to state and federal regulatory authorities for approval to acquire all the outstanding capital stock of the Proposed Bank. If and when FNC and the Proposed Bank obtain all necessary state and federal approvals, the Company will acquire all the outstanding capital stock of the Proposed Bank for approximately $4.5 million using up to $2.5 million borrowed under the Line of Credit. The net proceeds of this offering will be used to fund the organizational expenses of forming the Proposed Bank to repay, to the extent possible, amounts outstanding under the Line of Credit and to replenish general corporate funds used to acquire the outstanding capital stock of the Proposed Bank. See "Use of Proceeds."

         The principal offices of the Company are located at 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115, and its telephone number is (803) 534-2175. The principal offices of the Proposed Bank will be located at 1600 W. Palmetto Street, Florence, South Carolina 29501.

RECENT DEVELOPMENTS

         Net income for the fourth quarter of 1997 was $1,514,000 compared to $1,346,000 for the fourth quarter of 1996, an increase of 12.5%. Net income for the year ended December 31, 1997 was $6,466,000 compared to $5,528,000 for the year ended December 31, 1996, an increase of 17%. The annualized return on average assets and return on shareholders' equity for the fourth quarter of 1997 were 1.08% and 11.36%, respectively, as compared to 1.12% and 11.28%, respectively, for the fourth quarter of 1996. For the year ended December 31, 1997, the annualized return on average assets and return on shareholders' equity were 1.19% and 12.68%, respectively, compared to 1.19% and 12.85%, respectively, for the year ended December 31, 1996. Total assets of the Company at December 31, 1997 were $565,571,000 compared to $497,632,000 at December 31, 1996, an increase of 13.7%. Net loans increased 21.1% from $293,619,000 at December 31, 1996 to $355,513,000 at December 31, 1997, while total deposits increased 9.7% from $414,153,000 at December 31, 1996 to $454,375,000 at December 31, 1997.
Shareholders' equity increased 11.5% from $48,347,000 at December 31, 1996 to $53,900,000 at December 31, 1997, while book value per share of Common Stock increased from $9.48 at December 31, 1996 to $10.39 at December 31, 1997.

                                THE PROPOSED BANK

BACKGROUND

         A substantial number of large financial institutions headquartered in South Carolina have been acquired by national and regional bank holding companies in recent years. As a result, the Company believes that South Carolina and its citizens have lost much of the ability to control financial resources and decisions relating to the allocation of those resources. The Company believes that underwriting decisions are being made with greater frequency outside South Carolina by entities and people not familiar with the borrowers or the communities served. The Company believes that in many instances, banking customers have become frustrated with the delays attendant to such external decision making and with the lower levels of personal services occasioned by consolidation and reductions in personnel.

         In view of bank consolidations, the Company perceives an opportunity for community banks offering local decision making, highly personalized service and a commitment to the well-being and advancement of the communities served. The Company believes that FNB and NBYC have successfully competed with their larger national and regional competitors. Although these competitors have greater financial and managerial resources than FNB and NBYC, the Company believes that FNB and NBYC have compensated for these factors by offering a high level of personal service and by responding quickly and efficiently to customer needs.

ORGANIZERS OF THE PROPOSED BANK

         Set forth below is brief biographical information about the Florence businessmen who are the Organizers of the Proposed Bank.

         STARLEE B. ALEXANDER (40). Ms. Alexander has been employed as an agent with State Farm Insurance Company since 1985. Ms. Alexander received a bachelor's degree from Florida A&M University and a master's degree in human services from Nova University.

         DR. JAMES W. BURCH (60). Dr. Burch has been self-employed as a dentist in Lake City, South Carolina since 1964. Dr. Burch obtained a bachelor's degree from The Citadel and his medical degree from the Medical College of Virginia.

         WILLIAM W. COLEMAN, JR. (48). Mr. Coleman will serve as the President and Chief Executive Officer of the Proposed Bank. From January 1992 to July 1997, Mr. Coleman served as an Executive Vice President of the National Bank of South Carolina, at which he supervised the Pee Dee region in South Carolina. Mr. Coleman received a bachelor's degree from Francis Marion University in Florence, South Carolina.

         DR. WILLIE S. EDWARDS, JR. (43). Dr. Edwards has been an orthopedic surgeon employed by Pee Dee Orthopedics since 1988. Dr. Edwards received his bachelor's and medical degrees from the University of North Carolina at Chapel Hill.

         JAMES C. GREGG, JR. (48). Mr. Gregg has served as the County Administrator for the Florence County Sheriffs' Office since January 1993. Mr. Gregg received an associate's degree from Spartanburg Methodist College and is a graduate of the South Carolina Justice Academy in Columbia, South Carolina.

         DR. FRANCIS GREGG JONES (47). Dr. Jones has been employed since 1990 as an anesthesiologist with Florence Anesthesia Associates, LLC. Dr. Jones received a bachelor's degree from Clemson University and his medical degree from the Medical University of South Carolina.

         SAMUEL A. RODGERS (67). Mr. Rodgers has been employed in various capacities with Carolina Eastern, Inc., a distributor of agricultural products, since 1972. Mr. Rodgers currently serves as the Vice Chairman of Carolina Eastern, Inc.

         DANIEL P. THOMPSON, SR. (69). Mr. Thompson retired as Executive Vice President from Belk Department Stores in 1997.

         Along with Robert R. Horger, Chairman of the Board of the Company, and
C. John Hipp, III, President and Chief Executive Officer of the Company, each of the Organizers has agreed to serve as a director of the Proposed Bank upon its organization. Further, subject to compliance with applicable securities laws, the Organizers of the Proposed Bank collectively have indicated their desire to purchase shares of Common Stock pursuant to this offering having an aggregate sales price of approximately $400,000. However, the Organizers may subsequently decide to purchase more or less shares.

MARKET AREA

         The primary market area to be served by the Proposed Bank will be the County of Florence, South Carolina and the immediately adjacent areas. Located in the Pee Dee portion of South Carolina, Florence County covers approximately 805 square miles and is bordered by Darlington, Williamsburg, Marion, Clarendon and Lee counties. The County's economy is based primarily on nonagricultural activities, and major employment groups are manufacturing, wholesale and retail trade and services. The County is served by Interstate 95, which is the principal route between Maine and Florida, and Interstate 20, which runs from Florence, South Carolina to El Paso, Texas. According to the South Carolina Municipal Council, the population of Florence County at December 31, 1996 was estimated to be approximately 122,600. The City of Florence is the county seat of the County, and the City of Florence is the largest city in the County.

COMPETITION

         South Carolina law permits statewide branching by banks and savings and loan associations, and many financial institutions have branch networks. South Carolina law also permits regional interstate banking, and four of the larger commercial banks in the Florence area are affiliated with regional banking groups, including NationsBank, N.A., First Union National Bank, Wachovia, N.A. and Branch Banking & Trust Company. Approximately 29 financial institutions are represented in Florence County, including 14 banks with a total deposit size in excess of $960 million, and 10 credit unions with aggregate deposits of approximately $76 million. In addition, Community Bankshares of Orangeburg is in the process of forming a new bank in Florence County to be known as "Florence National Bank."

         Banks generally compete with other financial institutions through the banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. The Proposed Bank will encounter strong competition from the financial institutions in its extended market area. In the conduct of certain areas of its banking business, the Proposed Bank will also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the Proposed Bank. Many of these competitors have substantially greater resources and lending limits than the Proposed Bank will have and offer certain services, such as international banking services, that the Proposed Bank will not provide initially. Moreover, most of these competitors have numerous branch offices located throughout the extended market area. This is a competitive advantage that the Proposed Bank will not have in the near future.

         The Company believes that the relatively small size of the Proposed Bank will permit it to offer more personalized service than many of its competitors, which may provide a competitive advantage. The Company also believes that the Proposed Bank may be able to compensate for its lower initial lending limits by participating in larger loans with FNB, NBYC and other institutions.

SERVICES TO BE OFFERED

         The Proposed Bank plans to emphasize local management and commitment to the industrial and business growth of the Florence County area. The Proposed Bank intends to provide personalized banking services, with an emphasis on knowing the individual financial needs and objectives of its customers and having available an appropriate array of services to meet those needs and objectives.

         The services to be offered by the Proposed Bank include a full range of deposit services that are typically available at most banks and savings and loan associations, such as business and consumer checking accounts, NOW (negotiable orders of withdrawal) accounts, savings accounts, money market accounts, term certificates of deposit and IRAs (individual retirement accounts). The transaction accounts and time certificates will be tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts will be insured by the FDIC up to the maximum amount permitted by law. The Proposed Bank intends to solicit these accounts from individuals, businesses, associations and organizations, and government authorities. Although the Proposed Bank intends to be competitive in its efforts to attract deposit accounts, it does not expect to aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000) and does not intend to accept brokered deposit accounts.

         The Proposed Bank will offer a full range of short- and intermediate-term commercial and consumer loans with variable and fixed interest rates. Consumer loans are expected to include car loans, mobile home loans, boat loans, home equity loans secured by first and second mortgages, personal expenditure loans and education loans. Commercial loans, secured and unsecured, will be made primarily to individuals and small and mid-sized businesses operating in and around Florence County. These loans will be available for general operating purposes, acquisition of fixed assets, including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.

         The Proposed Bank may participate in a regional network of automated teller machines that may be used by its customers in major cities throughout the Southeast. The Proposed Bank plans to offer both VISA and MasterCard brand credit cards together with related lines of credit. Lines of credit may also be offered for overdraft protection as well as a pre-authorized credit for personal purchases and expenses.

         The Proposed Bank will also provide safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but will not provide international banking services at any time in the near future.

DATA PROCESSING

         FNB will provide computer and item processing services for the Proposed Bank, which the Company expects will result in cost savings to FNB and the Proposed Bank.

PREMISES

         The principal offices of the Proposed Bank will be located at 1600 W. Palmetto Street, Florence, South Carolina 29501. The Company acquired this property from an unaffiliated third party. FNC will transfer the property to the Proposed Bank at FNC's cost.

EMPLOYEES

         It is anticipated that the Proposed Bank will employ approximately 16 full-time employees during its first year of operations. To the extent possible, the Proposed Bank will employ people experienced in the banking profession, and efforts will be made to employ people who are natives of the Florence County area or who are knowledgeable about the area.


                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the years then ended, and changes in shareholders' equity for the three-year period ended December 31, 1996, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by J.W. Hunt and Company, LLP, independent certified public accountants, as indicated in their report with respect thereto, dated January 27, 1997, and are incorporated by reference herein in reliance upon the authority of J.W. Hunt and Company, LLP, as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain legal matters in connection with the offering will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina.

                                   APPENDIX A

                           FIRST NATIONAL CORPORATION
                             SUBSCRIPTION AGREEMENT

         The undersigned, having received and reviewed the Prospectus, dated _________________ (the "Prospectus"), of First National Corporation, subject to the terms and conditions of the Prospectus, hereby subscribes for the number of shares of Common Stock of the Company set forth below. The undersigned tenders herewith the purchase price for such shares, as calculated below. All payments shall be in United States dollars in cash or by check, draft or money order drawn to the order of "First National Corporation." Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.

         Your Properly Completed Subscription Form and Payment Must Be Returned
To:

         FIRST NATIONAL CORPORATION      OR     FIRST NATIONAL CORPORATION
      950 John C. Calhoun Drive, S.E.             1600 W. Palmetto Street
      Orangeburg, South Carolina 29115        Florence, South Carolina 29501
               (803) 531-0527                  Attention: W. Louis Griffith
        Attention: W. Louis Griffith

                                         OR     FIRST NATIONAL CORPORATION
                                                   Post Office Box 1287
                                           Orangeburg, South Carolina 29116-1287
                                                Attention: W. Louis Griffith

Acknowledgments and Representations

         In connection with this subscription, the undersigned hereby acknowledges and agrees that:

(1) Upon acceptance in writing by the Company, this subscription may not be cancelled, terminated or revoked by the undersigned, and this Subscription Agreement will be binding and legally enforceable. This subscription shall be deemed accepted only upon agreement thereto by C. John Hipp, III, President and Chief Executive Officer of the Company, or W. Louis Griffith, Chief Financial Officer of the Company. No other person has authority to accept or reject a subscription on behalf of the Company.

(2) The Company reserves the right to accept this subscription in whole or in part and to reject this subscription completely. If this subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3) The Company reserves the right to cancel this subscription after acceptance until the date accepted shares of the Common Stock are issued.

(4) If this subscription is canceled in whole or in part, the corresponding portion of any funds received by FNC relating to this subscription shall be returned to the undersigned. No interest will be paid on any such returned funds.

(5) The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

(6) This subscription is nonassignable and nontransferable, except with the written consent of the Company.

(7) Certificates will be delivered by first class mail to the address set forth herein.

(8) The undersigned has received a copy of the Prospectus. The undersigned represents that this Subscription Agreement is made solely on the basis of the information contained or incorporated by reference in the Prospectus and is not made in reliance on any inducement, representation or statement not contained or incorporated by reference in such document. No person (including any officer or director of FNC or the Proposed Bank) has authority to give any information or to make any representation not contained in the Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company.

I hereby subscribe for the following shares of Common Stock:

Number of Shares I want to buy is ___________ Shares x $_____* = $___________.**

My payment of that amount is enclosed.

* The subscription price must be equal to the closing sale price of the Common Stock, as reported by the American Stock Exchange, on any of the five business days immediately preceding the day on which the undersigned mails or hand delivers this Subscription Agreement to the Company, as the case may be. For such purposes, a Subscription Agreement will be deemed to have been mailed as of the day on which the envelope containing such agreement is postmarked, and a Subscription Agreement will be deemed to have been hand delivered to the Company as of the day on which an authorized employee of the Company receives such agreement at any of the Company's addresses set forth on the first page hereof. The subscription price set forth above represents the closing sales price of the Common Stock on _______________________, 1998.

** If this amount is more or less than the correct amount for the number of shares shown or as to which the subscription is accepted, I want to buy as many shares as this amount will buy at the purchase price set forth above.


------------------------------------------------------------------------------
(Name(s) in which stock certificates should be registered)


------------------------------------------------------------------------------
(Street Address)


------------------------------------------------------------------------------
(City/State/Zip Code)


------------------------------------------------------------------------------
(Social Security or Employer I.D. No.)

         (   )                                        (   )
          --- ---------------                          --- -------------------
         (Home Telephone No.)                         (Business Telephone No.)

      Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

SUBSTITUTE W-9

Under the penalties of perjury, I certify that:

(1) the Social Security number or taxpayer identification number given herein is correct; and

(2)      I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

I HAVE READ AND UNDERSTAND THE PROSPECTUS AND THIS SUBSCRIPTION AGREEMENT.


-------------------------------------       ------------------------------------
(Signature)                                 (Date)

-------------------------------------       ------------------------------------
(Signature)                                 (Date)

         If shares are to be held in joint ownership, all joint owners should sign and date this Agreement.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

Commission registration fee............................................  $   740
Accounting fees........................................................   10,000
Legal fees and expenses................................................   30,000
Mailing and printing costs.............................................   15,000
Miscellaneous..........................................................    4,260
                                                                         -------
         Total.........................................................  $60,000
                                                                         =======

Item 15.          Indemnification of Directors and Officers.

         Under the South Carolina Business Corporation Act of 1988 (the "Act"), a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that conduct was lawful and in the corporate interest (or not opposed thereto) set forth in such statute. The Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Under the Act, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding. The registrant's Articles of Incorporation do not provide otherwise.

         The registrant maintains directors and officers' liability insurance for the benefit of its directors and officers.

Item 16.          Exhibits.

         See Exhibit Index below.

Item 17.          Undertakings.

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
         Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orangeburg, State of South Carolina, on February 2, 1998.

                                    FIRST NATIONAL CORPORATION


                                    By: /s/ C. John Hipp, III
                                        ----------------------------------------
                                        C. John Hipp, III
                                        President and Chief Executive Officer

         Each person whose signature appears below hereby constitutes and appoints C. John Hipp, III and W. Louis Griffith, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                             Title                           Date
           ---------                             -----                           ----
/s/ Charles W. Clark                            Director                   February 2, 1998
------------------------------
(Charles W. Clark)

                                                Director
------------------------------
(Cathy Cox Yeadon)

/s/ C. Parker Dempsey                           Director                   February 2, 1998
------------------------------
(C. Parker Dempsey)

/s/ Dwight W. Frierson                          Director                   February 2, 1998
------------------------------
(Dwight W. Frierson)

/s/ E. Everett Gasque, Jr.                      Director                   February 2, 1998
------------------------------
(E. Everett Gasque, Jr.)

/s/ John L. Gramling, Jr.                       Director                   February 2, 1998
------------------------------
(John L. Gramling, Jr.)

/s/ W. Louis Griffith                   Chief Financial Officer            February 2, 1998
------------------------------         (Principal Financial and
(W. Louis Griffith)                       Accounting Officer)

           Signature                             Title                           Date
           ---------                             -----                           ----

/s/ C. John Hipp, III                   President, Chief Executive         February 2, 1998
------------------------------             Officer and Director
(C. John Hipp, III)                   (Principal Executive Officer)

/s/ Robert R. Hill, Jr.                         Director                   February 2, 1998
------------------------------
(Robert R. Hill, Jr.)

/s/ Robert R. Horger                            Director                   February 2, 1998
------------------------------
(Robert R. Horger)

/s/ J. C. McAlhany                              Director                   February 2, 1998
------------------------------
J. S. McAlhany

/s/ Dick Gregg McTeer                           Director                   February 2, 1998
------------------------------
(Dick Gregg McTeer)

/s/ Harry M. Mims, Jr.                          Director                   February 2, 1998
------------------------------
(Harry M. Mims, Jr.)

/s/ E. V. Mirmow, Jr.                           Director                   February 2, 1998
------------------------------
(E. V. Mirmow, Jr.)

/s/ Ralph W. Norman, Jr.                        Director                   February 2, 1998
------------------------------
(Ralph W. Norman, Jr.)

/s/ Anne H. Oswald                              Director                   February 2, 1998
------------------------------
(Anne H. Oswald)

/s/ James W. Roquemore                          Director                   February 2, 1998
------------------------------
(James W. Roquemore)

/s/ Walter L. Tobin                             Director                   February 2, 1998
------------------------------
(Walter L. Tobin)

/s/ Johnny E. Ward                              Director                   February 2, 1998
------------------------------
(Johnny E. Ward)

/s/ A. Dewall Waters                            Director                   February 2, 1998
------------------------------
(A. Dewall Waters)

/s/ L. D. Westbury                              Director                   February 2, 1998
------------------------------
(L. D. Westbury)

                                  EXHIBIT INDEX

Exhibit No.                         Description of Exhibit


    4.1 The Sixth, Eighth, Ninth, Tenth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and Eighteenth Articles of the Articles of Incorporation of First National Corporation (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 1996)

    5             Opinion of Robinson, Bradshaw & Hinson, P.A.

   21 Subsidiaries of the Registrant (incorporated by reference to exhibits filed with Registration Statement on Form S-4, Registration No. 33-52052)

   23.1           Consent of J. W. Hunt and Company, LLP

   23.2           Consent of Robinson, Bradshaw, & Hinson, P.A. (included in
                  Exhibit 5)

   24             Power of Attorney (included on signature page)